Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	(in thousands)
	For the nine months ended September 30, 2007	For the year ended December 31, 2006	For the year ended December 31, 2005	Period May 13, to Dec. 31, 2004	Period Jan. 1, to Sept. 30, 2004	For the year ended December 31, 2003	Period May 10, to Dec. 31, 2002	Period Jan. 1, to May 9, 2002	For the year ended December 31, 2001
Earnings:
Pretax income	(34,769)	(18,277)	49,299	7,020	(107,663)	(176,743)	(829,595)	743,966	(117,598)
Fixed charges	31,645	21,417	16,199	3,865	115,483	147,316	81,222	37,045	139,613
Capitalized interest, net of amortization	(3,065)	(990)	(293)	—	—	—	—	—	—

Earnings before taxes and fixed charges	(6,189)	2,150	65,205	10,885	7,820	(29,427)	(748,373)	781,011	22,015

Fixed charges:

Interest expense (excluding capitalized interest)	23,784	17,303	13,356	3,187	114,211	145,892	80,405	36,666	138,655
Amortized premiums, discounts and capitalized expenses related to indebtedness	7,581	3,418	1,784	266	—	—	—	—	—
Estimated interest expense within rental expense	280	696	1,059	412	1,272	1,424	817	379	958

Total fixed charges	31,645	21,417	16,199	3,865	115,483	147,316	81,222	37,045	139,613

Ratio of earnings to fixed charges	—	0.10	4.03	2.82	0.07	—	—	21.08	0.16